Exhibit 99.11
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Corgi International Limited:
     We have audited the accompanying consolidated balance sheets of Corgi International Limited (formerly known as “Zindart Limited”) and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corgi International Limited and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
           /s/ KPMG
August 22, 2006, except for notes 1(a), 2 and 21, which are as of April 18, 2007
Hong Kong, China

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
March 31, 2006 and 2005
(US dollars in thousands, except share data)

	Note	2006	2005
ASSETS
Current assets:

Cash and cash equivalents		$820	$7,012
Available-for-sale investments		—	25
Trade accounts receivable, net	3	10,061	6,579
Inventories	4	10,272	6,864
Prepaid expenses and other current assets		3,852	3,341
Income taxes receivable	11	688	201
Deferred tax assets	11	—	260
Assets of discontinued operations	2	—	29,243

Total current assets		25,693	53,525

Property, plant, and equipment, net	5	16,457	7,933
Land use rights, net	6	935	—
Deferred tax assets	11	—	1,874
Goodwill	7	16,944	35,312

Total assets		$60,029	$98,644

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Short-term debt	8	$10,777	$3,876
Current installments of obligations under capital leases	9	635	—
Trade accounts payable		11,230	4,450
Receipts in advance		1,298	464
Accrued expenses	10	8,016	2,800
Income taxes payable	11	367	—
Liabilities of discontinued operations	2	—	23,073

Total current liabilities		32,323	34,663

Obligations under capital leases, excluding current installments	9	219	—

Deferred tax liabilities	11	—	235

Total liabilities		32,542	34,898

Minority interests		—	693

Stockholders’ equity:

Common stock, $0.3876 (equivalent of HK$3.00) par value; Authorized 2,500,000 shares; issued and outstanding 1,696,157 shares in 2006 and 1,606,157 shares in 2005		657	623
Additional paid-in capital		41,506	40,229
(Accumulated deficit) retained earnings		(15,765)	19,590
Accumulated other comprehensive income		1,089	2,611

Total stockholders’ equity		27,487	63,053

Total liabilities and stockholders’ equity		$60,029	$98,644

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations and Comprehensive Loss
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands, except share data)

	Note	2006	2005	2004
Net sales		$36,092	$43,214	$49,744
Cost of goods sold		(24,295)	(26,883)	(28,451)

Gross profit		11,797	16,331	21,293
Selling, general, and administrative expenses		(21,398)	(24,171)	(24,151)
Impairment loss on goodwill		(18,368)	—	—

Operating loss		(27,969)	(7,840)	(2,858)
Other (expense) income:
Interest income		79	138	39
Interest expense		(483)	(682)	(425)
Other (loss) income		(43)	37	(301)

Loss from continuing operations before income taxes		(28,416)	(8,347)	(3,545)
Income tax (expense) benefit	11	(1,988)	941	(254)

Loss from continuing operations		(30,404)	(7,406)	(3,799)
Loss from discontinued operations, net of tax (including gain on disposal of $984 in 2005)	2, 21	(5,049)	(115)	(1,510)

Loss before extraordinary items		(35,453)	(7,521)	(5,309)
Extraordinary gain, net of nil tax	12	98	418	—

Net loss		$(35,355)	$(7,103)	$(5,309)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments		(1,550)	324	2,948
Unrealized loss on available-for-sale investments		—	(38)	—
Reclassification adjustment for realized loss on available-for-sale investments included in net loss		38	—	—
Reclassification adjustment for derivatives instruments included in net loss		(10)	398	—
Net unrealized gain (loss) on derivative instruments		—	10	(398)

Comprehensive loss		$(36,877)	$(6,409)	$(2,759)

Loss per common share:
Basic:
Loss from continuing operations		$(18.68)	$(4.68)	$(2.56)
Loss from discontinued operations		(3.10)	(0.07)	(1.02)
Extraordinary gain		0.06	0.26	—

Net loss	20	$(21.72)	$(4.49)	$(3.58)

Diluted:
Loss from continuing operations		$(18.68)	$(4.68)	$(2.56)
Loss from discontinued operations		(3.10)	(0.07)	(1.02)
Extraordinary gain		0.06	0.26	—

Net loss	20	$(21.72)	$(4.49)	$(3.58)

Weighted average number of common shares outstanding:
Basic	20	1,627,326	1,581,188	1,484,503

Diluted	20	1,627,326	1,581,188	1,484,503

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands, except share data)

				Retained	Accumulated
	Common Stock		Additional	Earnings	Other	Total
	Number of		Paid-In	/(Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit)	(Loss) Income	Equity
Balances at March 31, 2003	1,472,354	$571	$38,634	$32,002	$(633)	$70,574

Net loss	—	—	—	(5,309)	—	(5,309)
Foreign currency translation adjustments	—	—	—	—	2,948	2,948
Common stock issued upon exercise of stock options	31,407	12	363	—	—	375
Net unrealized loss on derivative instruments	—	—	—	—	(398)	(398)

Balances at March 31, 2004	1,503,761	583	38,997	26,693	1,917	68,190
Net loss	—	—	—	(7,103)	—	(7,103)
Foreign currency translation adjustments	—	—	—	—	324	324
Common stock issued upon exercise of stock options	102,396	40	1,021	—	—	1,061
Stock option compensation costs	—	—	211	—	—	211
Net unrealized gain and reclassification adjustment on derivative instruments	—	—	—	—	408	408
Unrealized loss on available-for-sale investments	—	—	—	—	(38)	(38)

Balances at March 31, 2005	1,606,157	623	40,229	19,590	2,611	63,053
Net loss	—	—	—	(35,355)	—	(35,355)
Foreign currency translation adjustments	—	—	—	—	(1,550)	(1,550)
Common stock issued upon exercise of stock options	90,000	34	1,277	—	—	1,311
Reclassification adjustment for derivatives instruments included in net loss	—	—	—	—	(10)	(10)
Reclassification adjustment for realized loss on available-for-sale investments included in net loss	—	—	—	—	38	38

Balances at March 31, 2006	1,696,157	$657	$41,506	$(15,765)	$1,089	$27,487

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended March 31, 2006, 2005 and 2004
(US dollars in thousands)

	2006	2005	2004
Net cash (used in) provided by operating activities (note 14)	$(2,225)	$(4,700)	$841

Cash flows from investing activities:

Proceeds from sale of property, plant and equipment	—	43	3
Purchases of property, plant and equipment	(3,334)	(3,170)	(3,180)
Proceeds from sale of discontinued operations	—	14,250	—

Net cash (used in) provided by investing activities	(3,334)	11,123	(3,177)

Cash flows from financing activities:

Proceeds from issuance of common stock	1,311	1,061	375
(Decrease) increase in short-term debt	(140)	3,506	(1,363)
Repayment of long-term debt	—	(2,208)	(4,082)

Net cash provided by (used in) financing activities	1,171	2,359	(5,070)

Effect of translation adjustments on cash and cash equivalents	(1,305)	420	1,752

Net (decrease) increase in cash and cash equivalents from continuing operations	(5,693)	9,202	(5,654)

Cash flows of discontinued operations (revised — note 2)

Operating cash flows	290	1,211	8,137
Investing cash flows	(182)	(472)	(5,181)
Financing cash flows	(966)	(4,109)	3,318

Net cash (used in) provided by discontinued operations	(858)	(3,370)	6,274

Total (decrease) increase in cash and cash equivalents	(6,551)	5,832	620
Cash and cash equivalents at beginning of year	7,012	1,539	1,973

Add cash and cash equivalents at beginning of year of discontinued operations	359	—	—
Less cash and cash equivalents at end of year of discontinued operations	—	(359)	(1,054)

Cash and cash equivalents at end of year	$820	$7,012	$1,539

See accompanying notes to consolidated financial statements

CORGI INTERNATIONAL LIMITED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years ended March 31, 2006, 2005 and 2004
(in US dollars, unless otherwise stated)
(1) Summary of Significant Accounting Policies and Practices
     (a) Description of Business and Basis of Presentation
     On October 26, 2005, Corgi International Limited (“the Company”) announced that it had changed its corporate name from Zindart Limited to Corgi International Limited to reflect the Company’s focus on its franchise for die-cast collectible products and children’s toy lines. The Company was incorporated in Hong Kong as a limited company under the Hong Kong Companies Ordinance in July 1977. The Company’s American Depositary Shares have been listed on the Nasdaq National Market since February 1997.
     The Company and its subsidiaries (“the Group”) are principally engaged in the manufacturing of die-cast and injection-molded plastic products and the design, manufacturing, marketing and distribution of die-cast products under its proprietary brand names. As of March 31, 2006, the operations of the Group consist of Corgi Classics Holdings Limited and its subsidiaries (“Corgi”), whose operations are primarily in the United Kingdom (“U.K.”) and the United States (“U.S.”), and Zindart Manufacturing Limited (“Zindart Manufacturing”) whose operations are primarily in Hong Kong and the People’s Republic of China (the “PRC”).
     The accompanying consolidated financial statements were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group’s ability to operate profitably, to generate cash flows from operations, and the Group’s ability to maintain credit facilities adequate to support its working capital requirements. As discussed below, the Group has continued to suffer recurring losses from operations and generate negative cash flows that raise substantial doubt regarding its ability to continue as a going concern. Management’s plans in regard to these matters are also described below. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     The Group continues to face difficult market conditions, which have caused significant operating losses and placed considerable pressure on the Group’s liquidity. The Group has incurred significant operating losses and net losses in each of the three years in the three-year period ended March 31, 2006. As of March 31, 2006, the Group had an accumulated deficit of $15,765,000. As of March 31, 2006, the Group had cash and cash equivalents totaling $820,000, and available credit facilities of $15,250,000 of which $10,777,000 were utilized as borrowings. The available banking facilities of $15,250,000 reflected a temporary reduction of banking facilities from the Agricultural Bank of China (“ABC”) from $7,398,000 to $3,267,000 as of March 31, 2006 due to macro-economic controls in the PRC under which limits had been placed on ABC’s authority to lend to its banking clients. As of August 22, 2006, the Group has been repaying amounts drawn on its banking facilities in accordance with the repayment terms.
     As of March 31, 2006, the Group had breached certain financial undertakings in respect to two bank facilities. The Group did not meet minimum financial ratios related to consolidated tangible net worth, consolidated net borrowings to consolidated tangible net worth, current assets to current liabilities, interest coverage, and consolidated profits before interest and tax. The lenders have not notified the Group that it is in a state of default, and the Group has continued to maintain banking relationships with each of these financial institutions. For both facilities, the lenders have the right to demand payment of all amounts owed at any time, irrespective of whether the Group had complied with the financial undertakings. As of March 31, 2006, total outstanding borrowings under these two credit facilities amounted to $3,241,000.
     With respect to the first credit facility, as of March 31, 2006, the lender had suspended further utilization of the credit facility. Total outstanding borrowing under this credit facility amounted to

$1,322,000 as of March 31, 2006. On April 24, 2006, a repayment schedule was agreed with the lender whereby the Company has agreed to repay $150,000 per month, with the remaining balance to be repaid by November 26, 2006.
     With respect to the other credit facility, the lender has revised the terms of the credit facility by reducing the available amount to be drawndown from $2,564,000 to $2,051,000 and requiring the Group to maintain a $1,000,000 restricted cash deposit with the lender. As of August 22, 2006, the Group has not signed the revised agreement as the Group is still in negotiation with the lender with respect to the term requiring the Group to place a $1,000,000 restricted deposit with the lender. As of March 31, 2006, the total amount outstanding under this facility amounted to $1,919,000.
     In April 2006, the Group responded to the liquidity deterioration by issuing convertible notes and warrants in a private placement for aggregate proceeds amounting to $5,650,000 (see note 21) and replacing its existing $4,400,000 overdraft facility with an $8,700,000 receivable discounting facility in June 2006. However, the utilization of the receivable discounting facility will depend on actual sales levels. The amount available for utilization under the discounting facility will be less than the amount available under the overdraft facility to the extent actual sales are lower than historical sales. The proceeds of the private placement have been substantially utilized as required to fund working capital deficits.
     In the event that market conditions and demand for the Group’s products continue to deteriorate and decline, causing operating losses and negative cash flows from operations to continue and, despite its best efforts, the Group is unable to secure additional financing sources from lenders and/or other parties to fund its operations and obligations, the Group will be required to dispose of business units or assets, perhaps at a significant discount to the fair value thereof, seek bankruptcy protection or commence liquidation or other administrative proceedings.
     As discussed in note 21, in December 2006, the Company acquired Cards Inc. Limited (“Cards Inc.”) and Master Replicas Inc., in a stock for stock exchange, which from an accounting perspective, Master Replicas Inc. was deemed as the accounting acquirer. As a condition of the merger, the Company was required to dispose of Zindart Manufacturing and to raise at least $10 million in new financing. On December 15, 2006, the Company completed the sale of Zindart Manufacturing. On December 20, 2006, the Company closed a private placement with gross proceeds of approximately $17.6 million for approximately 2.67 million of the Company American Depositary Shares (ADS) and warrants to purchase an additional 800,000 of the Company’s ADS. The warrants’ exercise price is $7.80 per share. Total proceeds to the Company were $17.6 million, which is to be used for the repayment of indebtedness and general corporate purposes. In connection with the closing of the financing, all outstanding principal and accrued interest under the Company’s $5.65 million convertible promissory notes were converted into the Company’s ADS at $6.60 per share and the noteholders received warrants to purchase approximately 271,000 of the Company’s ADS on the same terms as the investors in the new financing.
     Should the Group be unable to continue as a going concern, adjustments would have to be made to reduce the value of assets to their liquidation amounts, which may be lower than the assets’ carrying amount, and to provide for liabilities which might arise in connection with the liquidation and to reclassify non-current assets and liabilities as current assets and liabilities, respectively. The effects of these adjustments have not been reflected in the financial statements.
     (b) Principles of Consolidation
     The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.
     (c) Cash and Cash Equivalents
     Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, and certificates of deposit with an initial term of less than three months at the date of purchase.

     (d) Available-For-Sale Investments
     The Company classifies its investment securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held to maturity are classified as available-for-sale.
     Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of investment securities are determined on a specific-identification basis and included in other income.
     A decline in the fair value of an investment security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. In determining whether impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of investment and considers whether evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. Evidence considered in this assessment includes the cause of the decline, the severity and duration of the decline, changes in value subsequent to year-end and forecasted performance of the investment.
     Dividend and interest income are recognized when earned.
     (e) Trade Accounts Receivable
     Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
     Zindart Manufacturing has entered into receivables purchase agreements with a financial institution whereby it transferred and sold eligible trade accounts receivable to the financial institution. Under the terms of certain agreements, to the extent the trade accounts receivable transferred are still unpaid by specified overdue dates, the relevant customers become insolvent or disputes occur between Zindart Manufacturing and the relevant customer in respect of the relevant sales, the financial institution has the right to immediate recourse to the receivable sold, depending on the arrangements agreed and stipulated in the receivable purchase agreements. SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities requires the following three conditions to be met for a sale of receivables to be accounted for as a sale.
     a. The transferred assets have been isolated from the transferor-presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership;
     b. Each transferee has the right to pledge or exchange the assets it received, and no condition both constraints the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor; and
     c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
     None of the sale of receivables as of March 31, 2006 and 2005 satisfied the above three conditions and thus, none was accounted for as a sale. For sale of receivables for which Zindart Manufacturing did not surrender control over the transferred assets, including those with recourse provisions, the trade accounts receivable were not derecognized and the proceeds of the transfer were recorded as short-term debt, which amounted to $533,000 and $Nil as of March 31, 2006 and 2005, respectively.
     (f) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO) for all inventories. Costs of work-in-process and finished goods consist of direct materials, direct labor and an attributable portion of production overheads.
     (g) Derivative Instruments and Hedging Activities
     The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities (“SFAS 133”) as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.
     On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset, liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge of a net investment in a foreign operation. For hedging relationships, the Company documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedging item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings. Changes in the fair value of those derivative instruments that are not designated as hedges are reported in current period earnings.
     The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.
     (h) Property, Plant, and Equipment
     Property, plant, and equipment are stated at cost less accumulated depreciation and amortization. Plant and equipment under capital leases are stated at the present value of minimum lease payments less accumulated amortization. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of buildings is 25 to 50 years; machinery and tooling is 2 to 12 years; furniture and office equipment is 5 to 8 years; and motor vehicles is 3 to 4 years. Plant and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization on property, plant and equipment for the years ended March 31, 2006, 2005 and 2004 were $5,962,000, $6,677,000 and $6,387,000, respectively, of which $1,674,000, $1,556,000 and $1,654,000 were associated with Zindart Manufacturing respectively.
     (i) Land Use Rights
     Land use rights are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the land use lease term of 50 years.
     (j) Goodwill
     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually. The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to its carrying value including goodwill. The fair value of the reporting unit is determined based upon a combination of multiple of earnings, discounted future cash flows and the projected profitability of the market in which it operates. In the case that the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. In determining the implied fair value of the reporting unit goodwill, the fair values of the tangible net assets and recognized and unrecognized intangible assets are deducted from the fair value of the reporting unit. If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to its implied fair value.
     SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

     (k) Receipts in Advance
     Receipts in advance represent advance payments received from customers for molds specifically made for production of products ordered by the customers. The amount is recognized as income upon the delivery of the first lot of products produced using the molds.
     (l) Research and Development Costs
     Research and development costs are expensed as incurred and included as part of selling, general and administrative expenses. Research and development costs for the years ended March 31, 2006, 2005 and 2004 were $2,026,000, $2,611,000 and $1,215,000, respectively, all of which were associated with Corgi.

     (m) Advertising Costs
     Advertising costs represent amounts paid to third parties for direct advertising events and are expensed as incurred. Advertising costs for the years ended March 31, 2006, 2005 and 2004 were $4,540,000, $5,408,000, and $6,997,000, respectively, and were associated with Corgi.
     (n) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     (o) Stock Option Plan
     The Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standard Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Group has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted the alternate disclosure requirements of SFAS No. 123. The following table sets forth pro forma information as if compensation cost has been determined consistent with the requirements of SFAS No. 123 (in thousands, except share data):

	2006	2005	2004
Reported net loss	$(35,355)	$(7,103)	$(5,309)
Add back total stock-based employee compensation expenses under APB No.25	—	211	—
Deduct stock-based employee compensation expense determined under fair-value-based method for all rewards	(794)	(735)	(159)

Pro-forma net loss	$(36,149)	$(7,627)	$(5,468)

Loss per common share:

Basic — as reported	$(21.72)	$(4.49)	$(3.58)

Basic — pro forma	$(22.21)	$(4.82)	$(3.68)

Loss per common share:

Diluted — as reported	$(21.72)	$(4.49)	$(3.58)

Diluted — pro forma	$(22.21)	$(4.82)	$(3.68)

     (p) Use of Estimates
     The preparation of the consolidated financial statements requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment; fair value of the reporting unit when evaluating goodwill impairment, valuation allowances for receivables and deferred tax assets; and realizable values of inventories. Actual results could differ from those estimates.
     (q) Impairment of Long-Lived Assets
     Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount for which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held-for-sale are reported separately in the asset and liability sections of the balance sheet.
     (r) Revenue Recognition
     The Group recognizes revenue when products are shipped and, in certain arrangements, when the products reach the destination as specified by the customers, which is when title is passed and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Group follows Staff Accounting Bulletin No. 104, which provides guidance on the application of these criteria to product sales. These criteria are that there be an arrangement to sell the product, the Group has delivered the product in accordance with that arrangement, the sales price is fixed or determinable, and collectibility is probable. If these criteria are not met, the associated revenue is deferred until the criteria are met.
     The provisions for trade discounts, products returns, incentive programs for distributors and end customers are recorded as a reduction of revenue in the same period the related revenue is recognized. The provision is estimated based on factors that include, but are not limited to, historical sales returns, discounts given and current known trends. Should the actual product returns and allowances exceed the estimates, additional reductions to the Group’s revenue would result.
     (s) Shipping and Handling Costs
     The Group records costs incurred for shipping and handling of the products as selling expenses in the consolidated statements of operations. The shipping and handling costs for the years ended March 31, 2006, 2005 and 2004 were $1,865,000, $2,534,000 and $2,404,000, respectively, of which $876,000, $1,182,000 and $681,000 were associated with Zindart Manufacturing respectively.
     (t) Foreign Currency Translation
     The Company’s functional and reporting currency is the United States (“U.S.”) dollar. Assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such subsidiaries and entities is reflected as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

     Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in cost of goods sold in the consolidated statements of operations as the foreign exchange gains and losses arose from the purchase or production of inventories. Aggregate gains or losses from foreign currency transactions for the years ended March 31, 2006, 2005 and 2004 were gains of $656,000, losses of $28,000 and losses of $310,000, respectively, of which losses of $113,000, losses of $2,000 and gains of $6,000 were associated with Zindart Manufacturing respectively.
     (u) (Loss) Earnings per Common Share
     Basic (loss) earnings per common share is computed in accordance with SFAS No. 128, Earnings Per Share, by dividing the net (loss) income by the weighted average number of common shares outstanding during the year. Diluted (loss) income per common share is computed based on dividing the net (loss) income by the weighted average number of common shares outstanding and giving effect to the dilutive potential of outstanding stock options to the extent the effect of including such securities were dilutive during the year.
     Stock options outstanding for the years ended March 31, 2006, 2005, and 2004 were not included in computing diluted loss per common share since their effects were anti-dilutive due to the net loss from continuing operations for each year.
     In a year where a discontinued operation, an extraordinary item, or the cumulative effect of an accounting change is reported, basic and diluted per-share amounts for those line items are presented on the face of the statement of operations. When a loss from continuing operations exists, no potential common shares are included in the computation of any diluted per-share amount, even if the Company reports net income for the year.
     (v) Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents, trade accounts receivable, short-term debt, and trade accounts payable approximate their fair values because of the short maturity of these instruments.
     (w) Recent Accounting Pronouncements
     In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement requires the measurement of the cost of employee services received in exchange for stock compensation to be based on the grant-date fair value of the employee stock options.. Public registrants are required to adopt SFAS No. 123R at the beginning of the fiscal year that begins after June 15, 2005 and accordingly, the Company has adopted this statement on April 1, 2006 under the modified prospective method of application. Under that method, the Company has recognized compensation costs for new grants of share-based awards, awards modified after the effective date, and the remaining portion of the fair value of the unvested awards at the adoption date. The Company expects that the adoption of SFAS No. 123R will have an impact on its results of operations; however, the amount and materiality of the impact will depend on the amount and type of share-based payments granted in future periods.
     In December 2004, the FASB issued SFAS No. 151, Inventory Costs — An Amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS No. 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a significant effect on its consolidated financial statements.
     In March 2005, the FASB published FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). FIN 47 clarifies the term “conditional asset retirement obligation” used in FASB Statement No. 143, Accounting For Asset Retirement Obligations, and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company’s consolidated financial statements.
     In May 2005, the FASB issued SFAS No.154, Accounting Changes and Error Correction, (“SFAS No. 154”). SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.
     In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This statement also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. This statement is effective for fiscal years beginning after December 15, 2006. The Company is in the process of determining the impact, if any, of FIN 48 on its consolidated financial statements.

(2)	Discontinued Operations
(a)	Hua Yang
     In March 2004, the Company’s board of directors resolved to sell Hua Yang Holdings Co., Ltd. and its subsidiaries (“Hua Yang”). In the accompanying statements of operations and cash flows, Hua Yang was reported as a discontinued operation in the year ended March 31, 2004. In May 2004, the Company completed the sale of Hua Yang for gross consideration of $24.25 million, less indebtedness of $10.0 million, resulting in net cash consideration of approximately $14.25 million and a gain on disposal of $984,000 for the year ended March 31, 2005. Terms for the sale included net cash consideration less 10% to be held by an escrow agent until the closing balance sheet has been audited and accepted by the buyer, which will be less than one year subsequent to the sale date. The closing balance sheet audit was completed during the year ended March 31, 2005 and did not result in any adjustment to the selling price.
     The results of operations and cash flows of Hua Yang were presented as a discontinued operation in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS No. 144”) for the year ended March 31, 2004 in the accompanying consolidated statements of operations and comprehensive loss and cash flows and notes thereto. For the year ended March 31, 2004, the Group had previously reported the cash flows attributable to Hua Yang on a combined basis as a single amount, rather than separately disclosing the operating, investing and financing portions thereof. The accompanying statements of cash flows for the year ended March 31, 2004 have been revised to separately disclose the operating, investing and financing portions of Hua Yang.
     The operating results of the Hua Yang, including the gain on sale, for the years presented were as follows (in thousands):

	2006	2005	2004
	Hua Yang	Hua Yang	Hua Yang
Net sales	$—	$3,816	$34,348

Income (loss) before income taxes	$—	$324	$(2,111)
Income tax benefit	—	28	229

Income (loss) from discontinued operations	$—	$352	$(1,882)

(b)	Zindart Manufacturing
     In March 2005, the Company’s board of directors resolved to sell Zindart Manufacturing and initiated an active program to locate a buyer. As of March 31, 2005, Zindart Manufacturing was available for immediate sale in its then present condition subject only to terms that are usual and customary for the sale. In addition, the Group considered the sale of Zindart Manufacturing to be probable, and believed that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn. As of the year ended March 31, 2005, the Group reported Zindart Manufacturing’s operations as discontinued operations and accordingly, the assets and liabilities associated with Zindart Manufacturing as of March 31, 2005 were presented in the asset and liability sections, respectively, of the consolidated balance sheet.

     As of and during the year ended March 31, 2006, circumstances that previously were considered unlikely arose that caused management to believe that the sale of Zindart Manufacturing was no longer probable of being completed. During the year ended March 31, 2006, a transaction with a potential buyer was not completed due to certain procedures necessary to complete the sale were unexpectedly delayed and at the same time, market conditions had deteriorated that caused Zindart Manufacturing to be less attractive to the potential buyer at the price management marketed it for sale. Management has no plans to further reduce the selling price of Zindart Manufacturing to effect the sale and accordingly, as of March 31, 2006, the assets and liabilities associated with Zindart Manufacturing were reclassified back as held and use and the related results of operations and cash flows were presented as continued operations.
     In connection with the reclassification of Zindart Manufacturing as held and used during the year ended March 31, 2006, the Group recorded an impairment charge of $1,439,000 with respect to the property, plant and equipment and land use rights associated with Zindart Manufacturing since the estimated fair values of the assets were lower than the assets’ carrying amounts before the disposal group was classified as held for sale, adjusted for any depreciation and amortization expense that would have been recognized had the disposal group been continuously classified as held and used.
     As at March 31, 2006 and 2005, the minority interests of $Nil and $693,000, respectively, reflected in the accompanying consolidated balance sheets were associated with Zindart Manufacturing.
     In connection with entering into the merger transaction with Master Replicas Inc. (see note 21 for further discussion), on September 7, 2006, the Company agreed to sell, liquidate or dispose its ownership of Zindart Manufacturing prior to and as a condition of the closing of the merger. The Company then held discussions with factory manager of Zindart Manufacturing regarding a possible management buy out of the factory. A letter of intent to purchase Zindart Manufacturing was executed on October 4, 2006 and the final sale and purchase agreement was executed on November 3, 2006. On December 15, 2006, the Company completed the sale of Zindart Manufacturing.
     As of September 30, 2006, the Company determined that for the purpose of its interim financial statements, Zindart Manufacturing met the criteria under SFAS No. 144 that required it be reported as discontinued operation. Accordingly, the previously issued annual 2006 financial statements have been revised to similarly report the results of operations and cash flows of Zindart Manufacturing as discontinued operations. However, the consolidated balance sheet as of March 31, 2006 was not revised to separately present in the asset and liability sections, the assets and liabilities associated with Zindart Manufacturing.
     The operating results of the Zindart Manufacturing for the years presented are as follows (in thousands):

	2006	2005	2004
	Zindart	Zindart	Zindart
	Manufacturing	Manufacturing	Manufacturing
Net sales	$40,302	$49,526	$46,075

(Loss) income before income taxes and minority interests	$(5,161)	$—	$537
Income tax benefit (expense)	81	(329)	133
Minority interests	31	(138)	(298)

(Loss) income from discontinued operations	$(5,049)	$(467)	$372

     At March 31, 2006 and 2005, the major classes of assets and liabilities associated with Zindart Manufacturing are as follows (in thousands):

	2006	2005
	Zindart	Zindart
	Manufacturing	Manufacturing
Cash and cash equivalents	$90	$359
Trade accounts receivable, net	4,359	6,379
Inventories	5,096	7,773
Property, plant, and equipment, net	10,207	12,846
Land use rights, net	935	1,083
Goodwill	—	414
Other assets	470	389

Total assets	21,157	29,243

Short-term debt	(7,041)	(7,221)
Trade accounts payable	(5,952)	(8,798)
Obligations under capital leases	(854)	(1,460)
Accrued expenses	(4,725)	(4,924)
Deferred tax liabilities	—	(26)
Other liabilities	(1,070)	(644)

Total liabilities	(19,642)	(23,073)

Net assets of discontinued operations	$1,515	$6,170

(3)	Trade Accounts Receivable

Trade accounts receivable consists of the following (in thousands):

	2006	2005
Trade accounts receivable	$10,421	$7,355
Less allowance for doubtful accounts	(360)	(776)

Trade accounts receivable, net	$10,061	$6,579

Movements of allowance for doubtful accounts are as follows (in thousands):

	2006	2005	2004
Balance at beginning of year	$776	$1,080	$1,786
Adjustments related to Zindart Manufacturing (note)	97	(97)	—
Write-offs / written back	(513)	(207)	(706)

Balance at end of year	$360	$776	$1,080

     (note) The balance of allowance for doubtful accounts in relation to Zindart Manufacturing in 2005 was classified as discontinued operations and was reclassified back in 2006 when Zindart Manufacturing was reclassified as held and used (see note 2).
(4)	Inventories

Inventories consist of the following (in thousands):

	2006	2005
Raw materials	$1,483	$—
Work in process	1,348	—
Finished goods	7,441	6,864

	$10,272	$6,864

     As of March 31, 2005, inventories related to Zindart Manufacturing, which are not reflected in the table above, amounted to $7,773,000 (note 2) and consisted of $2,326,000 of raw materials, $2,127,000 in work in progress and $3,320,000 in finished goods.

(5)	Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	2006	2005
Buildings	$7,878	$40
Machinery and tooling	36,256	33,936
Furniture and office equipment	5,080	5,628
Motor vehicles	158	64

Cost	49,372	39,668

Less accumulated depreciation	(32,915)	(31,735)

Property, plant and equipment, net	$16,457	$7,933

     As of March 31, 2005, net property, plant and equipment related to Zindart Manufacturing, which are not reflected in the table above, amounted to $12,846,000 comprising total cost of $31,921,000 including buildings of $13,867,000, machinery and tooling of $14,911,000, furniture and office equipment of $2,684,000, and motor vehicles of $459,000, less accumulated depreciation of $19,075,000.
(6)	Land Use Rights
     At March 31, 2006 and 2005, the land use rights of $935,000 and $1,083,000 (note 2), respectively, were associated with Zindart Manufacturing which has the right to use the land for a period of 50 years until 2044 and 2047.
(7)	Goodwill
     At March 31, 2006 and 2005, the Group’s goodwill related primarily to the acquisition of Corgi Classics Holdings Limited in July 1999.
     Under SFAS 142, goodwill is required to be tested for impairment on an annual basis or on an interim basis if an event or change in circumstances indicates that the asset might be impaired at the reporting unit level. The goodwill arising from the acquisition of Corgi Classics Holdings Limited was allocated to the Corgi reporting unit. At the end of each of its fiscal year, the Company performs goodwill impairment testing to determine whether the goodwill has been impaired and the extent of such impairment, if any. The methods used in the Company’s testing of goodwill impairment are as follows: 1) The Company determines the fair market value of the Corgi reporting unit by using the valuation performed by a third-party valuer using the discounted cash flow methodology. In estimating the discounted future cash flows, the Company follows FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company’s expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compares the estimated fair value of the Corgi reporting unit with the carrying value of the Corgi reporting unit, including goodwill. 3) To the extent the fair value of the Corgi reporting unit is less than the carrying value, the second step is performed which compares the implied fair value of the Corgi reporting unit’s goodwill to the book value of the goodwill.
     As of March 31, 2005 and 2004, the estimated fair value of the Corgi’s reporting unit (as determined using the valuation performed by a third-party valuer using the discounted cash flow methodology) exceeded the carrying amount of the reporting unit (including goodwill) and therefore, no goodwill impairment for the years ended March 31, 2005 and 2004 was recognized.
     For the year ended March 31, 2006, as a result of the Group’s annual goodwill impairment test, a goodwill impairment loss of $18,368,000 was recognized. The impairment loss arises as the implied fair value of the goodwill of Corgi was $16,944,000, which was lower than the carrying amount of goodwill of $35,312,000. The facts and circumstances leading to the goodwill impairment charge were primarily due to lower expected future cash flows as a result of poor customer reception of Corgi’s products in the United Kingdom, and reduced gross profit margins due to a shift in Corgi sales mix towards more low-margin mass-market products.
     In connection with the reclassification of Zindart Manufacturing as held and used in the Company’s previously reported 2006 financial statements, the Company recorded an impairment charge of goodwill of $414,000 to reflect the decease in the fair value of Zindart Manufacturing due to the deterioration of market conditions in which Zindart Manufacturing operates.
     At March 31, 2006, the carrying value of goodwill was $16,944,000, net of the impairment charge of $18,782,000.
(8) Short-Term Debt
     At March 31, 2006 and 2005, the short-term debt represents the utilization of the overdraft and working capital facilities granted by banks. As at March 31, 2005, utilization of the overdraft and working capital facilities by Zindart Manufacturing was $7,221,000 (note 2). The weighted average interest rate of the outstanding borrowings was approximately 8.7%, 8.4% and 6.9% for the years ended March 31, 2006, 2005 and 2004, respectively.
     At March 31, 2006, Corgi had revolving banking facilities of $4,348,000 and $5,666,000, respectively that were collateralized by fixed and floating charges over substantially all of the assets of Corgi Classics Limited, including the assets of its subsidiaries, Corgi Classics Inc., Lledo Collectibles Limited and Icon Collectibles Limited, with an aggregate net book value of $35,171,000. The amount outstanding under these facilities as of March 31, 2006 was $3,736,000.
     At March 31, 2006 and 2005, the Zindart Manufacturing had banking facilities consisting of uncommitted credit facilities, receivables purchase and letters of credit arrangements with various banks that provided for borrowings of up to approximately $10,902,000 and $12,215,000 respectively. Substantially all of the short-term debt outstanding at March 31, 2006 represented borrowings made under these banking facilities. Portions of such facilities are secured by certain Zindart Manufacturing accounts receivable and the buildings owned by Zindart Manufacturing in the PRC. The amount outstanding under these facilities as of March 31, 2006 was $7,041,000.
(9) Leases
     As of March 31, 2006, the Group had acquired certain machinery and tooling under capital leases that expire at various dates during the next three years. At March 31, 2006 and 2005, the gross amount of machinery and tooling and related accumulated depreciation recorded under capital leases are as follows (in thousands):

	2006	2005
Machinery and tooling	$2,896	$—
Less accumulated depreciation	(1,083)	—

Machinery and tooling, net	$1,813	$—

     As of March 31, 2005, assets under capital leases associated with Zindart Manufacturing, which are not reflected in the table above, consisted of machinery and tooling of $2,590,000, less accumulated depreciation of $509,000.
     Future minimum capital lease payments at March 31, 2006 are as follows (in thousands):

Year ending March 31:
2007	$675

2008	216

2009	10

Total minimum capital lease payments	901
Less amount representing interest (at rates ranging from 2.5% to 8.75%)	(47)

Present value of net minimum capital lease payments	854
Less current installments of obligations under capital leases	(635)

Obligations under capital leases, excluding current installments	$219

(10) Accrued Expenses
     Accrued expenses consist of the following (in thousands):

	2006	2005
Raw material purchases	$1,829	$—
Royalty	1,223	1,124
Other factory expenses	1,832	—
Wages, salaries and bonus	936	339
Legal and professional fees	544	219
Others	1,652	1,118

	$8,016	$2,800

     Accrued expenses related to Zindart Manufacturing as of March 31, 2005 of $4,924,000 consists of $1,978,000 for raw material purchases, $1,241,000 for other factory expenses, $1,349,000 for wages and salaries, $172,000 for legal and professional fees and $184,000 for others.

(11) Income Taxes
     Total income tax (expense) benefit of the Group including discontinued operations for the years ended March 31, 2006, 2005 and 2004 were allocated as follows (in thousands):

	2006	2005	2004
Continuing operations	$(1,988)	$941	$(254)
Discontinued operations	81	(301)	362
Stockholders’ equity, for items included in other comprehensive income	5	(176)	171

	$(1,902)	$464	$279

     Loss from continuing operations before income taxes is attributable to the following geographical locations for the years ended March 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Hong Kong	$(658)	$(970)	$(945)
United States	(4,064)	(4,652)	(3,319)
United Kingdom	(23,694)	(2,725)	719

	$(28,416)	$(8,347)	$(3,545)

     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and the Hong Kong subsidiaries are subject to Hong Kong profits tax at a rate of 17.5% for the year ended March 31, 2006. The United Kingdom subsidiaries are subject to United Kingdom profits tax at a rate of 30%. The United States subsidiary is subject to a federal tax rate of 35% and a state tax rate of 5.85%. The British Virgin Islands subsidiaries are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Bermuda subsidiary is incorporated under the Companies Act 1981 of Bermuda and, accordingly, is exempted from payment of the Bermuda income taxes until 2016.
     In respect of the Company’s subsidiary in PRC, it was subject to PRC income tax at the rate of 12%, since the subsidiary qualifies as an export oriented enterprise. The PRC local income tax of 3% is also exempted due to the same reason.
     Income tax (expense) benefit attributable to continuing operations (in thousands):

	2006	2005	2004
Current taxes:
United Kingdom	$—	$849	$(604)

Deferred taxes:
Hong Kong	(164)	164	164
United Kingdom	(1,824)	(72)	186

	(1,988)	92	350

	$(1,988)	$941	$(254)

     The reconciliation of the Hong Kong statutory profits tax rate to the effective income tax rate attributable to continuing operations is as follows:

	2006	2005	2004
Hong Kong statutory profits tax rate	(17.5%)	(17.5%)	(17.5%)
Effect of difference in income tax rates outside Hong Kong	(13.4%)	(15.9%)	(17.2%)
Exchange gain/(loss) arising from re-translation of certain balances to local currency in respect of an overseas subsidiary for tax purpose	0.0%	0.0%	64.3%
Change in valuation allowance	17.7%	21.6%	(28.1%)
Impairment of goodwill	19.4%	0.0%	0.0%
Non-deductible / non-taxable items	0.1%	0.0%	0.0%
(Over)/under-provision of profits tax in prior years	0.0%	(3.8%)	3.1%
Others	0.7%	4.3%	2.6%

Effective income tax rate	7.0%	(11.3%)	7.2%

     The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	2006	2005
Deferred tax assets:
Net operating loss carry forwards	$8,763	$5,361
Property, plant and equipment	1,341	1,326
Accrued expenses	513	552
Others	—	26

Gross deferred tax assets	10,617	7,265
Less valuation allowance	(10,326)	(4,869)

Net deferred tax assets	291	2,396

Deferred tax liabilities:
Unrealised loss on derivative instruments	—	(5)
Property, plant and equipment	(291)	(518)

	(291)	(523)

Net deferred tax assets	$—	$1,873

     At March 31, 2006, the Group has tax loss carry forwards of $28,346,000 to offset future taxable income, if any. Of this amount, $15,230,000 relating to the U.S. subsidiary expires from 2021 through 2026 and $8,646,000 and $4,470,000 relating to the Hong Kong and United Kingdom operations, respectively, can be carried forward indefinitely.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. A valuation allowance is provided to reduce the deferred tax assets to an amount that is more likely than not to be realized. At March 31, 2006 and 2005, a full valuation allowance was provided for Corgi U.S. deferred tax assets consisting primarily of tax loss carry forwards. Since inception of Corgi’s U.S. operations in fiscal year 2000, Corgi has incurred consistent loss. Management assessed that until the Corgi U.S. operation can demonstrate an ability to produce consistent profitable operations to utilize the tax loss carry forwards, the Group will continue to record a valuation allowance against the deferred tax asset.

At March 31, 2006, a full valuation allowance was provided for Corgi U.K. deferred tax assets of $3,195,000. Corgi’s UK operation has a recent history of losses. As of March 31, 2006, management considered that it is more likely than not that all of the deferred tax assets will not be realized. As of March 31, 2006 and 2005, a valuation allowance was also provided for deferred tax assets pertaining to tax loss carry forwards of the Group’s Hong Kong operations. The valuation allowance relating to the Group’s Hong Kong operation was mainly based on the management’s assessment that it was more likely than not that the tax loss carry forwards will not be utilized in the future.
     The valuation allowance was $1,533,000 as of April 1, 2003. The valuation allowance increased by $995,000, $2,341,000 and $5,457,000 for the years ended March 31, 2004, 2005 and 2006, respectively.
(12) Extraordinary items
     In December 2004, the Group acquired the minority interest of 45% shareholdings in a subsidiary, Onchart Industrial Limited, at a cash consideration of $667,000, which was below the fair market value of the acquired net current assets, resulting in a negative goodwill. The net assets consisted primarily of current assets and liabilities. The negative goodwill was allocated as a pro-rata reduction of the amounts that would have been assigned to all of the acquired assets except for current assets and certain other assets required to be recorded at fair value.
     In January 2006, the Group acquired all minority interests of its subsidiary, Luen Tat Model Design Company Limited, at a consideration which was below the fair market value of the acquired net current assets, resulting in a negative goodwill. The negative goodwill was allocated as a pro-rata reduction of the amounts that would have been assigned to all of the acquired assets except for current assets and certain other assets required to be recorded at fair value. The excess of $98,000 was recognized as extraordinary gain in the consolidated financial statements.
(13) Stock Option Plan
     In 1997, the Group adopted an equity incentive plan (“the Plan”) pursuant to which the Group’s board of directors may grant stock options to directors, officers and key employees. The Plan authorizes grants of options to purchase up to 366,666 shares of authorized but unissued common stock. Stock options are granted with an exercise price at not less than the stock’s fair market value at the date of grant. All stock options have 10-year terms, and generally vest and become fully exercisable over a 4-year period subsequent to the date of grant. The vesting period of certain stock options issued to two executive officers were accelerated in full during the year ended March 31, 2005. Accordingly, under the provisions of APB No. 25, as interpreted by FIN 44, the acceleration resulted in a new measurement date as the options would have been forfeited unvested. Compensation expenses of $44,000 attributable to continuing operations and $167,000 attributable to discontinued operations were recorded as a result of the modification to accelerate vesting.

     At March 31, 2006, 12,679 shares were available for grant under the Plan. The per share weighted average fair value of stock options granted during 2006, 2005, and 2004 was $8.70, $19.14, and $17.76 on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions: 2006 – expected dividend yield of 0.0%, risk-free interest rate of 4.32%, and an expected life of 5 years, expected stock price volatility of 59.25%, 2005 – expected dividend yield of 0.0%, risk-free interest rate of 4.49%, and an expected life of 5 years, expected stock price volatility of 67.31%, 2004 – expected dividend yield of 0.0%, risk-free interest rate of 3.57%, and an expected life of 5 years; expected stock price volatility of 65.93%. Stock option activity during the periods indicated is as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Balance at April 1	235,836	$23.40	321,704	$18.48	293,434	$14.88
Granted	77,833	15.90	71,667	31.98	86,756	31.56
Exercised	(90,000)	14.58	(102,396)	10.38	(31,407)	11.94
Forfeited	(32,505)	28.14	(55,139)	30.24	(27,079)	28.62

Balance at March 31	191,164	$23.64	235,836	$23.40	321,704	$18.48

	At March 31, 2006
	Outstanding		Exercisable
		Weighted		Weighted
		Average		Average
	Number	Unexpired	Number	Unexpired
Exercise Price ($)	of Options	Life	of Options	Life
9.06	12,500	6.49	12,500	6.49
9.24	3,247	6.44	3,247	6.44
9.375	2,083	4.79	2,083	4.79
15.9	77,833	9.78	—	—
18.18	5,000	6.81	5,000	6.81
28.56	9,167	8.66	4,445	8.49
29.22	9,167	7.22	4,583	7.22
30.12	4,167	8.55	4,167	8.55
30.6	8,333	8.69	2,604	8.69
33	16,667	8.00	16,667	8.00
34.62	25,000	8.19	10,938	8.19
35.88	5,500	8.12	2,526	8.12
40.5	4,167	2.08	4,167	2.08
40.92	5,833	7.95	2,920	7.95
41.25	2,500	3.81	2,500	3.81

	191,164	8.41	78,347	7.15

     At March 31, 2006, 2005 and 2004, the number of options exercisable was 78,347, 147,086, and 234,273 respectively, and the weighted average exercise price of those options was $27.18, $18.48, and $15.72, respectively.

(14) Reconciliation of Net Loss to Net Cash (Used in) Provided by Operating Activities
     The reconciliation of net loss to net cash (used in) provided by operating activities for the years ended March 31, 2006, 2005 and 2004 is as follows (in thousands):

	2006	2005	2004
Net loss	$(35,355)	$(7,103)	$(5,309)
Less extraordinary gain, net of tax	98	418	—
Less net loss from discontinued operations, net of tax	(5,049)	(115)	(1,510)

Net loss from continuing operations	(30,404)	(7,406)	(3,799)

Adjustments to reconcile net loss from continuing operations to net cash (used in) provided by operating activities:
Depreciation	4,288	5,121	4,733
Gain on disposal of property, plant and equipment	—	(22)	—
Impairment of goodwill	18,368	—	—
Amortization of loan arrangement fees	—	78	133
Loss on impairment of available-for-sale investments	63	—	127
Loss on derivative instruments	—	20	91
Deferred taxes	1,988	(92)	(350)
Decrease (increase) in trade accounts receivable	877	1,680	(212)
Decrease (increase) in inventories	1,688	(265)	(1,220)
Increase in prepaid expenses and other current assets	(41)	(132)	(1,451)
Increase in trade accounts payable	828	45	2,046
Increase in receipts in advance	131	188	276
Increase (decrease) in accrued expenses	476	(1,319)	(652)
(Decrease) increase in income taxes payable	(487)	(2,640)	604
Stock option compensation costs	—	44	—
Increase in trade accounts payable with Hua Yang	—	—	515

Net cash (used in) provided by operating activities	$(2,225)	$(4,700)	$841

     The Group paid $483,000, $682,000 and $425,000 for interest for the years ended March 31, 2006, 2005 and 2004, respectively. The Group paid $487,000 and $1,791,000 for income taxes for years ended March 31, 2006 and 2005, respectively, and none for the year ended March 31,2004.
(15) Derivative Instruments
     The Group participates in the foreign exchange markets to minimize its risk of loss from fluctuations in currency exchange rates. The Group uses foreign currency forward contracts to hedge anticipated transactions that are subject to foreign currency exchange exposure. These contracts are highly effective in hedging the variability in future cash flows attributable to changes in foreign currency exchange rates. For those transactions that qualify for cash flow hedge accounting under SFAS 133, the instruments are recorded at fair value. The effective portion of the contract gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (loss) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. As of March 31, 2006, the Group had no forward currency contracts outstanding. As of March 31, 2005, an accumulated unrealized loss of $15,000, net of tax of $5,000, on derivatives designated as cash flow hedges was reported in the accumulated other comprehensive income (loss) account within stockholders’ equity. The fair values of foreign currency exchange contracts were determined using market exchange rates.
     For those transactions that do not qualify for hedge accounting under SFAS 133, the adjustment to fair value is reported currently through earnings. In 2004, the Group did not apply hedge accounting for certain derivative contracts and accordingly, the fair value of these derivatives were recorded in earnings. The impact to earnings associated with these derivatives was a loss of $209,000 associated with Hua Yang for the year ended March 31, 2004.
(16) Commitments and Contingencies
     (a) Operating Leases
     The Group has several non-cancelable operating leases, primarily for office, staff quarters and warehouse space, that expire over the next 10 years. Rental expense for operating leases for the years ended March 31, 2006, 2005 and 2004 was approximately $1,011,000, $1,166,000, and $626,000, respectively, of which $175,000, $354,000 and nil were associated with Zindart Manufacturing respectively. At March 31, 2006, future minimum payments under agreements classified as operating leases with non-cancelable terms are as follows (in thousands):

Year ending March 31:
2007	$777
2008	437
2009	282
2010	197
2011	195
Thereafter	731

$2,619

     (b) Capital Commitments
     At March 31, 2006, the Group has authorized and contracted for the purchase of certain machinery and equipment. The future amount payables under these contracts are as follows (in thousands):
Year ending March 31:

2007	$937
2008	—
2009	—
2010	—
2011	—
Thereafter	—

$937

(c) Licensing Commitments

The Group entered into several licensing agreements to acquire the rights to manufacture and distribute licensed property. These agreements cover differing periods ranging from three to four years. Under the licensing agreements, the Group is required to pay minimum royalty fees which are payable by installments over the life of the agreements. At March 31, 2006, the future minimum royalty fees payable under these licensing agreements are as follows (in thousands):

Year ending March 31:
2007	$605
2008	360
2009	2
2010	9
2011	—
Thereafter	—

$976

(17) Retirement Plans
     The Group’s employees in the United Kingdom and the United States of America, after completing a probation period, were entitled to join defined contribution provident funds managed by independent trustees in the United Kingdom and the United States. The Group has arranged for its employees in Hong Kong to participate in the Mandatory Provident Fund Scheme (“MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, the Group makes monthly contributions to the scheme at 5% of the employees’ basic salaries subject to a maximum contribution of $128 (equivalent of HK$1,000) per month. The Group has no other post-retirement or post-employment benefit plans.
     The Group makes monthly contributions to the schemes ranging from 5%-11% for its employee in the United Kingdom and 3% for its employee in the United States of the employee’s basic salaries. The employees are entitled to receive 100% of the employer’s contribution and the accrued interest upon retirement or at a reduced scale of 30% to 100% of the employer’s contribution and the accrued interest thereon upon leaving the Group, depending on the number of years of service. Any forfeited contributions made by the Group and the accrued interest thereon are used to reduce future employer’s contributions.
     The aggregate amount of the Group’s employer contributions to the retirement plans for the years ended March 31, 2006, 2005 and 2004 was approximately $354,000, $399,000, and $346,000, respectively, of which $252,000, $271,000 and $214,000 was attributed to Corgi respectively.
(18) Concentrations of Risk
     The Group’s accounts receivable are subject to a concentration of credit risk with customers in North America and the United Kingdom. The Group’s top five customers attributable to continuing operations accounted for 25%, 17% and 18% of the Group’s net sales from continuing operations in the fiscal years ended March 31, 2006, 2005 and 2004, respectively. Only one customer Wal Mart Stores accounted for more than 5% of the Group’s net sales from continuing operations.
     The Group’s dependence on its major customers is expected to continue in the foreseeable future. The concentration of the Group’s business with a relatively small number of customers may expose the Group to significantly decreased revenues and profits if one or more of its large customers were to significantly reduce purchases for any reason. Customers make no binding long-term commitments to the Group regarding purchase volumes and make all purchases by delivering one-time purchase orders. Any customer could reduce its overall purchases of the Group’s products, reduce the number and variety of the Group’s products that it carries and the shelf space allotted for the Group’s products, or otherwise seek to materially change the terms of the business relationship at any time. Any such change could significantly impact the Group’s business and operating results. In addition, the loss of any one of its major customers would have a material adverse effect on the Group’s business, financial condition and results of operations. Further, several of the Group’s licenses apply to products that generate a large volume of sales. To the extent the Group is unable to maintain these licenses, the lost sales would have a significant impact on future sales.
     The Group performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Group’s five largest trade accounts receivable accounted for approximately 40.4% of the Group’s total gross trade accounts receivable as of March 31, 2006. There is a risk that customers will not pay, or that payment may be delayed, because of bankruptcy or other factors beyond the Group’s control, which could increase the Group’s exposure to losses from bad debts. In addition, if these or other customers were to cease doing business as a result of bankruptcy, or significantly reduce the number of stores operated, it could have a material adverse effect on the Group’s business, financial condition and results of operations.
     The Group relies on several original equipment manufacturers (“OEM”), all based in the PRC, to produce its products. Manufacturing alternatives may be available in the PRC, but there can be no assurance that the Group will be able to find alternate quality producers on a timely basis, if at all. In addition, prices charged by the alternate vendors may be higher than charged by the Group’s current OEM. The related price increases could unfavorably impact the Group’s financial results.
(19) Segment Information
     Subsequent to the sale of Hua Yang in May 2004, the Group’s operations consist of Corgi and Zindart Manufacturing (discontinued operations). Corgi primarily consists of the design, marketing and distribution of die-cast products under its proprietary brand names. Zindart Manufacturing primarily consists of OEM manufacturing of die-cast and plastic injection-molded collectible, gifts and toy products. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. Management evaluates performance of the segment based on profit or loss from operations before income taxes but not including corporate general and administrative expenses, interest income, interest expense and other non-operating income (loss).

     The segment information relating to Corgi and Zindart Manufacturing are as follows (in thousands):
     (a) Net Sales
     Corgi

	2006	2005	2004
Net sales consist of the following:
Design, marketing and distribution of die-cast products under proprietary brand names	$36,092	$43,214	$49,744

	2006	2005	2004
Geographical analysis of net sales is as follows:
United Kingdom	$24,261	$32,370	$35,443
Other European countries	2,164	3,080	3,083
United States of America	7,396	6,441	9,956
Others	2,271	1,323	1,262

	$36,092	$43,214	$49,744

	2006	2005	2004
Net Sales by major product category are
Toys	$11,521	$13,946	$12,998
Premium	1,433	2,077	3,337
Collectibles	23,138	27,191	33,409

	$36,092	$43,214	$49,744

     Zindart Manufacturing (discontinued operations)

	2006	2005	2004
Net sales consist of the following:
Manufacturing of die-cast and injection-molded plastic products	$40,302	$49,526	$46,075

	2006	2005	2004
Geographical analysis of net sales is as follows:
United States of America	$37,486	$48,716	$45,397
Europe	—	—	616
Others	2,816	810	62

	$40,302	$49,526	$46,075

	2006	2005	2004
Net Sales by major product category are
Toys	$27,931	$30,821	$28,927
Premium	—	6,731	4,758
Collectibles	12,371	11,974	12,390

	$40,302	$49,526	$46,075

     (b) Operating (Loss) Income from continuing operations

	2006	2005	2004
Design, marketing and distribution of die-cast products under proprietary brand names (note a)	$(25,962)	$(5,561)	$(688)
Corporate general and administrative expenses	(2,007)	(2,279)	(2,170)
Interest income	79	138	39
Interest expense	(483)	(682)	(425)
Other (loss) income	(43)	37	(301)

Loss before income taxes	$(28,416)	$(8,347)	$(3,545)

(note a) The amount includes impairment of goodwill of $18,368,000.

     (c) Reportable Segment Assets, Capital Expenditures, Depreciation and Amortization
     Assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker represent cash and cash equivalents, trade accounts receivable, net, inventories, property, plant and equipment, and goodwill.
     The reconciliation of such segment assets to the corresponding amounts in the consolidated balance sheet is as follows:

	2006	2005
Manufacturing of die-cast and injection-molded plastic products (note)	$90	$—
Design, marketing and distribution of die-cast products under proprietary brand names	262	764
Corporate	468	6,248

Total cash and cash equivalents	$820	$7,012

Manufacturing of die-cast and injection-molded plastic products (note)	$4,359	$—
Design, marketing and distribution of die-cast products under proprietary brand names	5,702	6,579

Total trade accounts receivable, net	$10,061	$6,579

Manufacturing of die-cast and injection-molded plastic products (note)	$5,096	$—
Design, marketing and distribution of die-cast products under proprietary brand names	5,176	6,864

Total inventories, net	$10,272	$6,864

Manufacturing of die-cast and injection-molded plastic products (note)	$10,207	$—
Design, marketing and distribution of die-cast products under proprietary brand names	6,245	7,927
Corporate	5	6

Total property, plant and equipment, net	$16,457	$7,933

Design, marketing and distribution of die-cast products under proprietary brand names	$16,944	$35,312

Total goodwill	$16,944	$35,312

(note)	The amount of reportable segment assets in relation to the manufacturing of die-cast and injection-molded plastic products reportable segment in 2005 are disclosed in note 2.

	2006	2005	2004
Capital expenditures:
Manufacturing of die-cast and injection-molded plastic products	$381	$1,928	$2,408
Design, marketing and distribution of die-cast products under proprietary brand names	3,334	3,164	3,180
Corporate	—	6	—

	$3,715	$5,098	$5,588

Depreciation and amortisation:
Design, marketing and distribution of die-cast products under proprietary brand names	$4,287	$5,199	$4,809
Corporate	1	—	—

	$4,288	$5,199	$4,809

     (d) Long-Lived Assets**

	2006	2005
Geographic analysis of long-lived assets is as follows:
Hong Kong and Mainland China (note)	$11,147	$6
United Kingdom	23,189	43,239

	$34,336	$43,245

(note)	The amount of long-lived assets in Hong Kong and Mainland China in 2005 exclude the long-lived assets associated with Zindart Manufacturing of $14,343,000.

**	Long-lived assets represent property, plant and equipment, land use right and goodwill.

(20) Loss per Share
     The following tables sets forth the computation of basic and diluted loss per common share at March 31, 2006:

	2006	2005	2004
Numerator for basic and diluted loss per common share:
Loss from continuing operations	$(30,404)	$(7,406)	$(3,799)
Loss from discontinued operations	(5,049)	(115)	(1,510)
Extraordinary gain	98	418	—

Net loss	$(35,355)	$(7,103)	$(5,309)

Denominator:
Basic weighted average number of common shares outstanding	1,627,326	1,581,188	1,484,503
Effect of dilutive options	—	—	—

Diluted weighted average number of common shares outstanding	1,627,326	1,581,188	1,484,503

Basic loss per common share:
Loss from continuing operations	$(18.68)	$(4.68)	$(2.56)
Loss from discontinued operations	(3.10)	(0.07)	(1.02)
Extraordinary gain	0.06	0.26	—

Net loss	$(21.72)	$(4.49)	$(3.58)

Diluted loss per common share:
Loss from continuing operations	$(18.68)	$(4.68)	$(2.56)
Loss from discontinued operations	(3.10)	(0.07)	(1.02)
Extraordinary gain	0.06	0.26	—

Net loss	$(21.72)	$(4.49)	$(3.58)

     Stock options for 35,370, 86,070 and 183,773 shares of common stock for the years ended March 31, 2006, 2005 and 2004, respectively, were not included in computing diluted loss per common share since their effects were anti-dilutive due to the net loss from continuing operations for the year.
(21) Subsequent Events
     Convertible Notes and Warrants
     On April 28, 2006, the Company issued convertible subordinated notes and warrants in a private placement, with gross proceeds to the Company of $5.65 million, with certain institutional and individual accredited investors. The CEO of the Company and a director of the board of the Company purchased $100,000 and $50,000, respectively, of the notes. The notes, in original principal amount of $5.65 million, mature in October 2008 and will be exchangeable at the option of the holders into the Company’s American Depositary Shares at a conversion price of $12.00 per share. The warrants are exercisable for 164,792 of the Company’s American Depositary Shares for an exercise price of $0.42 per share if certain conditions are not met. The warrants may not be exercised and the notes may not be exchanged for American Depositary

Shares until the issuance of the Ordinary Shares underlying said American Depositary Shares have been approved by the Company’s shareholders. The Company held an extraordinary general meeting of its shareholders for this purpose on June 26, 2006, where the issuance of the Ordinary Shares underlying said American Depositary Shares was approved. The Company has agreed to register for resale the American Depositary Shares issuable upon exchange of the notes and upon exercise of the warrants. The warrant agreement does not specify the consequences or penalty imposed against the Company in the event the Company is unable to register for the resale of the American Depositary Shares upon exercise of the warrants.
     The Group has accounted for its convertible subordinated notes in accordance with Emerging Issues Task Force (“EITF”) 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which requires the proceeds received from the financing transaction to be allocated to the convertible instruments and the detachable warrants on a relative fair value basis. The embedded beneficial conversion feature shall be measured by allocating a portion of the proceeds in relation to the convertible instruments, equivalent to the intrinsic value of the embedded conversion option, using an effective conversion price. The discount resulting from recording the beneficial conversion option and the fair value of the warrants is recognized as a reduction to the carrying amount of the convertible debt which is accreted from the date of issuance to the stated redemption date of the convertible instrument through a charge to earnings as interest expense.
     The interest rate of the convertible subordinated notes is at 11% per annum until and including the date on which the shareholder’s approval of the issuance of the ordinary shares underlying the Company’s American Depositary Shares is obtained and at 7.5% per annum thereafter. Under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). As a consequence of EITF No. 00-19, a derivative within the parameters must be classified as an asset or a liability because share settlement is not within the company’s control. Accordingly, the fair value of the warrants would be recorded as a liability with any changes in the fair value of the warrants at each reporting date being recorded through the Company’s statement of operations. The warrants will continue to be reported as a liability until such time as the warrants are exercised, expire, or the Company is otherwise able to revise the warrant agreement to specify (a) whether net-cash settlement would be permitted or required or (b) how the contract would be settled in the event that the Company is unable to deliver registered shares. In August 2006, the Company obtained a waiver from the warrant holders to waive any default or failure to comply with any obligation, and agreed to refrain from enforcement of any obligation the Company may otherwise have, should the Company be unable to register for the resale of the American Depositary Shares upon exercise of the warrants. Accordingly, the warrants would be reclassified as equity as the share settlement is now within the Company’s control. In addition, in accordance with the waiver, the conversion price will be adjusted as of the closing of the new financing to equal the financing per share issuance price if the price per share at which the Company’s ADs are issued to the investors in the new financing is less than the conversion price in effect as of immediately prior to the closing of the new financing.
     On December 20, 2006, the Company closed a private placement with gross proceeds of approximately $17.6 million for approximately 2.67 million of the Company American Depositary Shares (ADS) and warrants to purchase an additional 800,000 of the Company’s ADS. The warrants’ exercise price is $7.80 per share. Total proceeds to the Company were $17.6 million, which is to be used for the repayment of indebtedness and general corporate purposes. In connection with the closing of the financing, all outstanding principal and accrued interest under the Company’s $5.65 million convertible promissory notes were converted into the Company’s ADS at $12.00 per share and the noteholders received warrants to purchase approximately 271,000 of the Company’s ADS on the same terms as the investors in the new financing.
     Business Combination
     On October 4, 2006, the Company entered into a letter of intent to acquire the outstanding shares of Cards Inc. and an agreement to merge with Master Replicas Inc. in a stock-for-stock merger transaction (the “Merger Transaction”). Cards Inc., headquartered in Watford, England, specializes in creating licensed collectibles, gifts and toys. Master Replicas Inc., with headquarters in Walnut Creek, California, develops and markets movie replicas and high-end pop culture collectibles. On December 20, 2006, the Company acquired all the outstanding shares of Cards Inc. in exchange for approximately 1.2 million of the Company’s share, of which 0.6 million of shares were held in escrow to cover certain representations and warranties made by the Cards Inc’s shareholders, and an earn out adjustment warranty relating to Cards Inc’s revenue and earnings for fiscal years 2008 and 2009. For the purpose of determining the measurement date to value the securities issued in both transactions, the date of the closing of the financing on December 20, 2006 was adopted as, pursuant to the terms of the merger agreement, that was the earliest date on which the number of shares and other considerations became fixed. Accordingly, for the purpose of determining the measurement date to value the securities issued, the approximate value of the shares issued (excluding the 0.6 million shares held in escrow) amounted to $3.5 million. On December 26, 2006, the Company acquired all the outstanding shares of Master Replicas Inc. in exchange for approximately 4 million of the Company’s share. For the purpose of determining the measurement date to value the securities issued, the approximate value of the shares issued as of the closing of the financing amounted to $22.8 million. From an accounting perspective, Master Replicas Inc. was deemed as the accounting acquirer Accordingly, the allocation of purchase price is to be based on the assets acquired and the liabilities assumed of the Company and Cards Inc. based on their estimated fair value at the date of acquisition. The Company expects the Merger Transaction would provide synergies and efficiencies in operations and enable the Company to capture additional market share as a result of the integration of the businesses.

     In connection with entering into the Merger Transaction, on September 7, 2006, the Company agreed to sell, liquidate or dispose its ownership of Zindart Manufacturing prior to and as a condition of the closing of the merger. The Company then held discussions with factory manager of Zindart Manufacturing regarding a possible management buy out of the factory. A letter of intent to purchase Zindart Manufacturing was executed on October 4, 2006 and the final sale and purchase agreement was executed on November 3, 2006. On December 15, 2006, the Company completed the sale of Zindart Manufacturing.
     Stock Split
     On December 20, 2006, the Company received shareholder approval for a share recapitalization. The recapitalization resulted in a 6 for 1 reverse stock split. All share and per share amounts for all periods presented have been retroactively adjusted to reflect this reverse stock split.